TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

February 6, 2007

07021075

The Office of International Corp
The Securities and Exchange Co
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

February 6, 2007

A. ANNOUNCEMENT ON THE APPROVAL FOR THE PROPOSED TRANSFER OF STATE-OWNED SHARES OF TSINGTAO BREWERY COMPANY LIMITED OBTAINED FROM THE STATE-OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE STATE COUNCIL.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON THE PROPOSED TRANSFER OF 30.56% INTEREST FROM THE STATE-OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE'S GOVERNMENT OF QINGDAO TO TSINGTAO BREWERY GROUP COMPANY LIMITED

Reference is made to the announcement of the Company dated 20 December 2006.

The Company has been informed by its controlling shareholder SASACQ that approval for the Proposed Transfer has been obtained from the State-owned Assets Supervision and Administration Commission of the State Council.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Tsingtao Brewery Company Limited ("the Company") dated 20 December 2006. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the abovementioned announcement.

The Company has been informed by its controlling shareholder SASACQ, that the approval for the Proposed Transfer has been obtained from the State-owned Assets Supervision and Administration Commission of the State Council (File No. GZCQ[2007] 42 Approval for Relevant Matters on Transfer of Part of State-owned Shares of Tsingtao Brewery Company Limited). Please note that completion of the Proposed Transfer is still subject to the transfer agreement to be entered into between SASACQ and TBGCL and waiver to be granted by the China Securities Regulatory Commission in respect of TBGCL's obligation in the PRC to make a general offer with respect to the Proposed Transfer. The relevant procedures are currently in progress. Further announcement in this respect will be made as and when necessary.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Board of Directors

Tsingtao Brewery Company Limited

5 February 2007

Directors of the Company as at the date hereof:

Executive Directors	*:Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo*
Non-executive Directors	*: Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM*
Independent Directors	*:Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok*

END